Filed by Arqit Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centricus Acquisition Corp. (Commission File No. 001-39993)

Commission File No. for the Related Registration Statement: 333-256591

Additional Information

Arqit has filed a proxy statement / prospectus with the SEC on Form F-4 relating to the Transaction, which has been mailed to Centricus’ shareholders. This presentation does not contain all the information that should be considered concerning the Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. Centricus’ shareholders and other interested persons are advised to read the definitive proxy statement / prospectus and the amendments thereto and other documents filed in connection with the Transaction, as these materials will contain important information about Arqit, Centricus, and the Transaction. The proxy statement / prospectus and other relevant materials for the Transaction have been mailed to shareholders of Centricus as of July 26, 2021, the record date established for voting on the Transaction. Shareholders are also be able to obtain copies of the preliminary proxy statement / prospectus, the definitive proxy statement / prospectus and other documents filed with the SEC, without charge at the SEC’s website at www.sec.gov, or by directing a request to Arqit at 3 More London, London SE1 2RE or to Centricus at Centricus Acquisition Corp., Boundary Hall, Cricket Square, PO Box 1093, Grand Cayman KY1-1102, Cayman Islands.

Participants in the Solicitations

Arqit, Centricus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Centricus’ shareholders in connection with the proposed transaction. Information about Centricus’ directors and executive officers and their ownership of Centricus’ securities will be set forth in the proxy statement/prospectus when available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s and Centricus’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s and Centricus’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit and Centricus to predict these events or how they may affect Arqit and Centricus. Except as required by law, neither Arqit and Centricus has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s and Centricus’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Centricus’ securities, (ii) the risk that the business combination may not be completed by Centricus’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Centricus, (iii) the failure to satisfy the conditions to the consummation of the business combination, including the approval of the Business Combination Agreement by the shareholders of Centricus and the satisfaction of the minimum trust account amount following any redemptions by Centricus’ public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the business combination on the Company’s business relationships, operating results, and business generally, (vii) risks that the business combination disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Centricus related to the Business Combination Agreement or the business combination, (ix) the ability to maintain the listing of Centricus’ securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (xii) the potential inability of the Company to convert its pipeline or orders in backlog into revenue, (xiii) the potential inability of the Company to successfully deliver its operational technology which is still in development, (xiv) the potential delay of the commercial launch of the Company’s products, (xv) the risk of interruption or failure of the Company’s information technology and communications system and (xvi) the enforceability of the Company’s intellectual property.